SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 15, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 15.2% YEAR-OVER-YEAR GROWTH IN 3Q12 REVENUE; EXPECTS 4Q12 CONTINUING GROWTH IN LCD DRIVER BUSINESS TO BE OFFSET BY SOFTNESS IN COMMODITY DRAM ASSEMBLY BUSINESS

Hsinchu, Taiwan, October 15, 2012 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported its unaudited consolidated revenue for the month and quarter ending September 30, 2012.

Unaudited consolidated revenue for the third quarter of 2012 was NT$5,139.9 million or US$175.5 million, an increase of 6.4% from the second quarter of 2012 and an increase of 15.2% from the third quarter of 2011. For the third quarter of 2012 unaudited consolidated revenue was in-line with prior guidance for growth of approximately 4% to 8%, as compared to the second quarter of 2012. Unaudited consolidated revenue for the month of September 2012 was NT$1,651.2 million or US$56.4 million, a decrease of 5.1% from the month of August 2012 and an increase of 5.8% from the same period in 2011. All U.S. figures in this release are based on the exchange rate of NT$29.29 to US$1.00 as of September 28, 2012.

The Company expects unaudited gross margin on a consolidated basis for the third quarter of 2012 to be approximately 18.5%, as compared to original guidance for approximately 12% to 18%, increased from the gross margin of 12.8% for 2Q’12 and 8.6% for 3Q’11.

Consolidated Monthly Revenues (Unaudited)

	September 2012	August 2012	September 2011	MoM Change	YoY Change

Revenues (NT$ million)	1,651.2	1,740.6	1,560.2	-5.1%	5.8%

Revenues (US$ million)	56.4	59.4	53.3	-5.1%	5.8%

Consolidated Quarterly Revenues (Unaudited)

	Third Quarter 2012	Second Quarter 2012	Third Quarter 2011	QoQ Change	YoY Change

Revenues (NT$ million)	5,139.9	4,829.3	4,461.5	6.4%	15.2%

Revenues (US$ million)	175.5	164.9	152.3	6.4%	15.2%

ChipMOS’ September 2012 and third quarter unaudited consolidated revenues and gross margin included revenues and operating results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

Fourth Quarter of 2012 Business Outlook

The Company expects consolidated revenue for the fourth quarter of 2012 to be approximately flat to 5% lower, as compared to the third quarter of 2012, reflecting continued growth in its LCD driver and flash memory testing businesses, offset by continued broader softness in the memory market, which is decreasing the Company’s commodity DRAM assembly business. The Company expects gross margin on a consolidated basis for the fourth quarter of 2012 to be in the range of approximately 14% to 19%.

This press release, to be filed on Form 6-K, will be hereby incorporated by reference into the registration statements on Form F-3 of the Company (File Nos. 333-181367) and will be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.